 UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

 For June 22, 2009

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(formerly Latin American Export Bank)
(Translation of registrant’s name into English)

 Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama

 —————————————————————
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes  ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note

This Report on Form 6-K contains the exhibit set forth below, which is a press release describing various recent amendments to the registrant’s articles of incorporation, including the name change from “Banco Latinoamericano de Exportaciones, S.A.” to “Banco Latinoamericano de Comercio Exterior, S.A.” in Spanish, and from “Latin American Export Bank” to “Foreign Trade Bank of Latin America, Inc.” in English.  Attached hereto as Exhibit 99.1 and incorporated by reference herein are the press release issued by the registrant on June 22, 2009.

Exhibit 99.1	Press release dated June 22, 2009.

 Signatures

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
By:	/s/ Pedro Toll
Name: Pedro Toll
Title: General Manager

Date: June 22, 2009.

 Exhibit Index

Exhibit 99.1	Press release dated June 22, 2009.